P.E. 2/1/02
0-30190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of February 1, 2001

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13

02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated January 25, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA RECOMMENDS NO RESOLUTIONS AT EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

WARSAW, Poland – January 25, 2002 – Netia Holdings S.A. (Nasdaq: NTIA, WSE: NET) today announced that it will recommend to close the Extraordinary General Meeting of Shareholders of the Company to be held on February 5, 2002 without adopting any resolutions with respect to the items contemplated by the agenda of the Meeting.

Previously, Netia had announced that due to ongoing discussions with bondholders concerning a consensual reorganization of Netia's balance sheet, the Management Board would announce its recommendation on resolutions to be voted on prior to the Shareholders' Meeting. If the negotiations with the bondholders were not well advanced in due time, the Management Board stated it would recommend not to adopt any resolutions concerning the capital increase at the Shareholders' Meeting. The next Extraordinary General Meeting of Shareholders of Netia is to be held on February 19, 2002.

Netia is the leading alternative fixed-line telecommunications provider in Poland. Netia provides a broad range of telecommunications services including voice, data and Internet-access and commercial network services. Netia's American Depositary Shares ("ADSs") are listed on the Nasdaq National Market (NTIA), and the Company's ordinary shares are listed on the Warsaw Stock Exchange. Netia owns, operates and continues to build a state-of-the-art fiber-optic network that, as at September 30, 2001, had connected 343,634 active subscriber lines, including 93,713 business lines. Netia currently provides voice telephone services in 24 territories throughout Poland, including in six of Poland's ten largest cities.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on April 30, 2001, its Current Report on Form 6-K filed with the Commission on May 15, 2001, its Current Report on Form 6-K filed with the Commission on August 7, 2001, its Current Report on Form 6-K filed with the Commission on November 6, 2001, and its Current Report on Form 6-K filed with the Commission on January 18, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2002

NETIA HOLDINGS S.A.

By: ____________________
Name: Kjell-Ove Blom
Title: acting President

By: ____________________
Name: Avraham Hochman
Title: VP Finance